Exhibit 99.1

Our ref	ELR/776654-000001/25175125v1
Direct tel	+852 3690 7424
Email	everton.robertson@maples.com

Listing Qualifications

The Nasdaq Stock Market

9600 Blackwell Road

Rockville, MD 20850

31 October 2022

Dear Sir or Madam

Jiuzi Holdings Inc.

We act as Cayman Islands counsel to Jiuzi Holdings Inc., an exempted company incorporated in the Cayman Islands (the “Company”).

We understand that the Nasdaq Stock Market Marketplace Rules which are in force and effect on the date of this letter contain the following requirements:

1.	Rule 5620(a) requires that each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end.

We are instructed that the Company would like to follow its home country practice in lieu of the provisions of Rule 5620(a).

The Companies Act (As Revised) of the Cayman Islands does not require the Company to follow or comply with the requirements of Rule 5620(a), and the Company’s non-compliance with Rule 5620(a) will not breach any law, public rule or regulation applicable to the Company currently in force in the Cayman Islands.

Based upon our review of the amended and restated memorandum and articles of association of the Company as adopted by special resolution passed on 31 October 2020 (the “Memorandum and Articles”), the Memorandum and Articles do not prohibit the Company from following its home country practice in lieu of the requirements of Rule 5620(a).

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the Cayman Islands. Specifically, we have made no independent investigation of the laws of the State of New York or the Nasdaq Stock Market Marketplace Rules, and we express no opinion as to the meaning, validity or effect of the Nasdaq Stock Market Marketplace Rules. This advice is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This advice is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

The Company has advised us that, as required by Rule 5615(a)(3), the Company intends to disclose in its annual report on Form 20-F each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed in lieu of such requirements.

Yours faithfully

/s/ Maples and Calder (Hong Kong) LLP

Maples and Calder (Hong Kong) LLP